EXHIBIT 12

NORTHWEST NATURAL GAS COMPANY
Computation of Ratio of Earnings to Fixed Charges
January 1, 2005 – June 30, 2010
(Thousands, except ratio of earnings to fixed charges)
(Unaudited)

						12 Months	Six Months(1)
						Ended	Ended
	Year Ended December 31,					June 30,	June 30,
	2009	2008	2007	2006	2005	2010	2010
Fixed Charges, as defined:
Interest on Long-Term Debt	$37,447	$33,605	$34,294	$34,651	$34,330	$39,341	$19,693
Other Interest	1,937	4,022	4,116	4,648	2,665	1,455	638
Amortization of Debt
Discount and Expense	1,503	700	711	716	808	1,774	887
Interest Portion of Rentals	1,735	1,551	1,523	1,465	1,357	1,695	827
Total Fixed Charges, as defined	$42,622	$39,878	$40,644	$41,480	$39,160	$44,265	$22,045
Earnings, as defined:
Net Income	$75,122	$69,525	$74,497	$63,415	$58,149	$75,169	$50,496
Taxes on Income	46,671	40,678	44,060	36,234	32,720	50,754	34,362
Fixed Charges, as above	42,622	39,878	40,644	41,480	39,160	44,265	22,045
Total Earnings, as defined	$164,415	$150,081	$159,201	$141,129	$130,029	$170,188	$106,903
Ratio of Earnings to Fixed Charges	3.86	3.76	3.92	3.40	3.32	3.84	4.85

(1) A significant part of the business of NW Natural is of a seasonal nature; therefore, the ratios of earnings to fixed charges for the interim periods are not necessarily indicative of the results for a full year.